SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL Publicly Held Company Corporate Taxpayer nº 33.042.730/0001-04

MATERIAL FACT

Companhia Siderúrgica Nacional ("CSN" or "Company"), informs its shareholders and the market in general the guidance updates, as follows:

(i)	Projection of steel sales volume at 4,480Kton in 2022 and 4,670Kton in 2023.
(ii)	Mining expansion CAPEX of approximately BRL 13.8 billion in the period of 2023-2027, related to phase 1 of the capacity addition project.
(iii)	Mining cash cost projection to a level between $19/ton and $21/ton in 2023.
(iv)	Projection of mining production volume and third-party purchases between 39-41 Mton in 2023.
(v)	Projection of EBITDA in the energy segment at BRL 23 million in 2022.
(vi)	Consolidated CAPEX projection of BRL 4.4 billion in 2023 and in the range of BRL 5.5 - BRL 6.5 billion in the period 2024-2027.

Such projections will be included in section 11 of the Companies' Reference Form and will be available on the CVM's website in http://www.cvm.gov.br/ and on the Company website in http://ri.csn.com.br/ within the legal deadline.

CSN clarifies that the information disclosed in this document represents an estimate and involves market factors beyond the Company's control. Therefore, they do not constitute a promise of performance on the part of the Company and/or its directors and, thus, may undergo further changes.

São Paulo, December 15, 2022.

Marcelo Cunha Ribeiro Executive Director of Investor Relations Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 15, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.